SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                           DEPARTMENT 56 INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    249509100
    ------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X]      Rule 13d-1(b)

         [ ]      Rule 13d-1(c)

         [ ]      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 7 Pages

---------------------
CUSIP No. 249509100
---------------------


 ========= =====================================================================
  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Donald A. Yacktman
========== =====================================================================
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   [ ]
           (SEE INSTRUCTIONS)                                          (b)   |X|

========== =====================================================================
  3        SEC USE ONLY

========== =====================================================================
  4        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

=========================== ========= ==========================================
                               5      SOLE VOTING POWER
        NUMBER OF                     70,000

          SHARES            ========= ==========================================
                               6      SHARED  VOTING POWER
       BENEFICIALLY                   564,754 (see footnote 1)

         OWNED BY           ========= ==========================================
                               7      SOLE DISPOSITIVE POWER
           EACH                       70,000

        REPORTING           ========= ==========================================
                               8      SHARED  DISPOSITIVE  POWER
          PERSON                      2,516,515 (see footnote 1)

           WITH
================================================================================
 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,586,515

=========== ====================================================================
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES(SEE INSTRUCTIONS)                                 [ ]

            Not Applicable

=========== ====================================================================
11          PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (9)
            14.31%  (see footnote 2)

=========== ====================================================================
12          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN

================================================================================

1 Represents shares beneficially owned by Yacktman Asset Management Co.; the undersigned holds 100% of the outstanding shares of capital stock of Yacktman Asset Management Co.
2   Based upon an aggregate of 18,076,896 shares outstanding at October 3, 1998.

 ========= =====================================================================
  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           The Yacktman Funds, Inc. - 36-3831621
========== =====================================================================
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (SEE INSTRUCTIONS)                                          (a)   [ ]
                                                                       (b)   |X|

========== =====================================================================
  3        SEC USE ONLY

========== =====================================================================
  4        CITIZENSHIP OR PLACE OF ORGANIZATION

           Maryland
=========================== ======== ===========================================
                               5      SOLE VOTING POWER
        NUMBER OF                     1,030,000

          SHARES            ======== ==========================================
                               6
       BENEFICIALLY                   SHARED VOTING POWER
                                      -0-
         OWNED BY           ======== ==========================================
                               7
           EACH                       SOLE DISPOSITIVE POWER
                                      -0-
        REPORTING           ======== ==========================================
                               8
          PERSON                      SHARED DISPOSITIVE POWER
                                      -0-
           WITH
=========== ====================================================================
 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,030,000

=========== ====================================================================
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES  (SEE INSTRUCTIONS)                               [ ]
            Not Applicable

=========== ====================================================================
11          PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN ROW (9)
            5.70%  (see footnote 1)

=========== ====================================================================
12          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IV

================================================================================

1   Based upon an aggregate of 18,076,896 shares outstanding at October 3, 1998.

                               Page 3 of 7 Pages

 ========= =====================================================================
  1        NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Yacktman Asset Management Co. - 36-3780592
========== =====================================================================
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (SEE INSTRUCTIONS)                                          (a)   [ ]
                                                                       (b)   |X|
========== =====================================================================
  3        SEC USE ONLY

========== =====================================================================
  4        CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois

=========================== ========= ==========================================
                               5      SOLE VOTING POWER
        NUMBER OF                     564,754

          SHARES
                            ========= ==========================================
       BENEFICIALLY            6      SHARED VOTING POWER
                                      -0-
         OWNED BY
                            ========= ==========================================
           EACH                7      SOLE DISPOSITIVE POWER
                                      2,516,515
        REPORTING
                            ========= ==========================================
          PERSON               8      SHARED DISPOSITIVE POWER
                                      -0-
           WITH

=========== ====================================================================
 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,516,515

=========== ====================================================================
10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES (SEE INSTRUCTIONS)                                [ ]
            Not Applicable

=========== ====================================================================
11          PERCENT  OF CLASS  REPRESENTED  BY  AMOUNT  IN ROW (9)
            13.92%  (see footnote 1)

=========== ====================================================================
12          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IA

================================================================================

1   Based upon an aggregate of 18,076,896 shares outstanding at October 3, 1998.

                                Page 4 of 7 Pages

              This Amendment No. 2 to the undersigned's Schedule 13G, which was originally filed on March 7, 1997 (the "Schedule 13G") with regard to Department 56 Incorporated (the "Issuer") is being filed to amend Item 4 of the Schedule 13G. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13G.


Item 4.       Ownership:

              Donald A. Yacktman
              (a) Amount Beneficially Owned: 2,586,515
              (b) Percent of Class: 14.31%
              (c) Number of shares as to which such person has:

                     (i)   sole power to vote or to direct the vote: 70,000

                     (ii)  shared power to vote or to direct the vote: 564,754

                     (iii) sole  power to  dispose or to direct the  disposition of: 70,000

                     (iv) shared power to dispose or to direct the disposition of: 2,516,515

              The Yacktman Funds, Inc.
              (a) Amount Beneficially Owned: 1,030,000
              (b) Percent of Class: 5.70%
              (c) Number of shares as to which such person has:

                     (i)   sole power to vote or to direct the vote: 1,030,000

                     (ii)  shared power to vote or to direct the vote: -0-

                     (iii) sole  power to  dispose or to direct the  disposition of: -0-

                     (iv) shared power to dispose or to direct the disposition of: -0-

              Yacktman Asset Management Co.
              (a) Amount Beneficially Owned: 2,516,515
              (b) Percent of Class: 13.92%
              (c) Number of shares as to which such person has:

                     (i)   sole power to vote or to direct the vote: 564,754

                     (ii)  shared power to vote or to direct the vote: -0-

                     (iii) sole  power to  dispose or to direct the  disposition of: 2,516,515

                     (iv) shared power to dispose or to direct the disposition of: -0-

                               Page 5 of 7 Pages

                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 1999
Date


/s/ Donald A. Yacktman
Donald A. Yacktman

THE YACKTMAN FUNDS, INC.

By:     /s/ Donald A. Yacktman
        Donald A. Yacktman
        President

YACKTMAN ASSET MANAGEMENT CO.

By:     /s/ Donald A. Yacktman
        Donald A. Yacktman
        President

                               Page 6 of 7 Pages